May 24, 2021


              VIA E-MAIL

              Jason L. Bradshaw
              Senior Compliance Consultant
              Midland National Life Insurance Company
              8300 Mills Civic Parkway
              West Des Moines, IA 50266

              Re: Midland National Life Insurance Company Initial Registration Statement on Form S-1 File No. 333-254710

              Dear Mr. Bradshaw:

                     On March 25, 2021, you filed the above-referenced initial registration statement on
              Forms S-1 on behalf of Midland National Life Insurance Company
(the    Company   ). We have
              reviewed the registration statement and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.1

              General

                      1. Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment
to the registration statement. In
                         particular, much of the disclosure that requires
updating through December 31, 2020,
                         including disclosure required by Item 11 of Form S-1
(e.g., management   s discussion and
                         analysis, executive compensation, transactions with
related persons, quantitative and
                         qualitative disclosures about market risk, etc.), is
located in    Section 7     Midland
                         National Life Insurance Company,    which is marked as
subject to completion. We may
                         have further comments when you supply the omitted
information.

                      2. Since the registration statement will go effective 135
days after end of the Company   s
                         last fiscal year end, interim financial statements as
required by Rule 3-12 of Regulation
                         S-X will need to be included.


              1
                  Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.



     Jason L. Bradshaw
    May 24, 2021
    Page 2 of 14

       3. Please clarify supplementally whether there are any types of guarantees or support
          agreements with third parties to support any of the Company   s
obligations under the
          Certificate or whether the Company will be solely responsible for any benefits or features associated with the Certificate.

       4. Please revise the page numbering (i) to avoid repeating page numbers and (ii) to match the page numbering in the Table of Contents with the page numbers in the filing. For
          example, the first page of the    Definitions    section is numbered
as page 1, but is listed in
          the Table of Contents as page 6. For avoidance of doubt, cited page numbers herein will correspond to the page numbers appearing in the EDGAR filing.

       5. Please complete the legend on the back cover page of the prospectus as required by Item
          502(b) of Regulation S-K.

       6. Please supplementally provide information concerning the Model Portfolios, how they
          are developed, and their providers    relationships with (i) the
Company, (ii) Financial
          Institutions, and (iii) Certificate Owners    registered investment
advisers.

       7. Please disclose the Model Portfolios, Asset Allocation Tiers and applicable fee,
          Restricted Asset Allocation Portfolios, asset composition requirements, approved
          Financial Institutions, and other material terms of the Certificate in the prospectus.

    Cover Page

       8. The cover page uses many defined terms (e.g., Excess Withdrawal, Asset Allocation Tier,
          Subscription Fee, Coverage Plan). Please provide plain English definitions of all such terms when first used.

       9. We note that    we    is used before it is defined. Please define any
terms where they are
          first used.

       10. The second sentence of the first paragraph states:    Currently, the
Certificate is offered to
           investors who have engaged certain registered investment advisors to provide advice on
           the management of their investment accounts (   Accounts   ).
Clearly identify here, and
           throughout, the types of investors who may purchase the Certificate (e.g., only individuals who have engaged a registered investment advisor employed by the Financial
           Institutions specified in the prospectus, or individuals who purchase the Certificate through the Qualified Accounts, as specified, that are offered by a Financial Institution specified in the prospectus).

       11. Please revise the second sentence of the second paragraph to read:
 The Company then
           guarantees that those individuals designated by the Certificate Owner (e.g., the beneficial owner of the Certificate and spouse) can take an annual amount (after age 60) of the
           Account assets covered by the guarantee in the form of lifetime withdrawals, even if the value of the Account assets drops to zero, other than through a withdrawal considered an
           Excess Withdrawal under the Certificate.
     Jason L. Bradshaw
    May 24, 2021
    Page 3 of 14


       12. The fourth bullet under    Key Facts about this Offering    states
(with emphasis added):
              The Certificate does not guarantee the performance of the Account assets subject to our guarantee, and does not guarantee against a loss of principal in
those assets.    Please
           clarify the use of the word    guarantee    in this sentence, so
that it does not have multiple
           meanings.

       13. Please include the following disclosures on the cover page:

           x   The Certificate is a complex insurance vehicle. Investors should speak with a
               financial professional about the Certificate   s features,
benefits, risks, and fees, and
               whether the Certificate is appropriate for the investor based upon his or her financial
               situation and objectives.
           x   The Company   s obligations under the Certificate are subject to
the Company   s
               creditworthiness and claims paying ability.
           x   The prospectus describes all material rights and obligations of
Certificate Owners
               under the Certificate.
           x   The Certificate does not provide tax deferral benefits, beyond those already provided
               under the Internal Revenue Code, for Qualified Accounts, or any
tax deferral for
               individuals purchasing outside a Qualified Account.

    Definitions (pages 1-4)

       14. Please alphabetize the definitions.

       15. In accordance with plain English principles, please use defined terms sparingly. See
           Office of Investor Education and Assistance, U.S. Securities and Exchange Commission,
           A Plain English Handbook (1998). We note, for example, that several capitalized terms or defined terms are used in only one place in the prospectus, and would be more appropriately defined where they are referenced (e.g., Transactional Based Pricing,
           Group Deferred Fixed Annuity). Other capitalized terms are used multiple times but are not defined (e.g., Covered Assets, 10 Year US Treasury Constant Maturity Rate, Covered
           Asset Transfers, Composition Requirements), or seem to have been defined incorrectly
           (e.g., Subsequent Excess Partial Withdrawal should likely be revised
to    subsequent
           partial Excess Withdrawal   ). Other terms are intermittently
capitalized or defined (e.g.,
           Business Day, Withdrawal, Certificate Date), and the Company should reconcile the use of these terms throughout. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Definitions section (for example, in
           the Introduction section on page 1,    Covered Persons    is defined
in the context of the
           disclosure). Additionally, once a term is defined, please use the defined term throughout, rather than interchanging between the defined term and the full term (e.g., RMD vs.
           required minimum distribution).
     Jason L. Bradshaw
    May 24, 2021
    Page 4 of 14

       16. The defined term    Annuitant    is used only in the Definitions
section. Please add the term
           as appropriate throughout the prospectus or, if it will not be used elsewhere, please delete.

       17. In the definition of Certificate Anniversary, please revise
Contract Anniversary    to
              Certificate Anniversary.

       18. Please clarify the definition of Coverage Base by clarifying that if, on a Certificate
           Anniversary, the Covered Asset Pool Value exceeds the Coverage Base, the Coverage
           Base will automatically increase to that greater amount.

       19. Please clarify how Covered Assets, as defined, are distinguished from other assets of an investor held with a Financial Institution.

       20. Please revise the definition of Total Contributions to more clearly state whether it is adjusted for Subsequent Contributions.

       21. Please confirm that the definition of Qualified Account is complete. The tax discussion on page 33, e.g., discusses Roth IRAs, 403(b)s, SEP IRAs and SIMPLE IRAs in the
           context of Qualified Accounts, but other disclosure does not included all of these types of
           Qualified Accounts.

    Introduction (pages 1-4)

    Who is eligible to buy a Certificate?

       22. The last sentence of this paragraph states that an investor must be a client of a registered investment advisor working through a Financial Institution approved by the Company to purchase a Certificate.

               a. Please identify these Financial Institutions in the prospectus or supplementally explain why such disclosure should not be included.

               b. Please clarify if a Qualified Account (e.g., IRA, Roth IRA, SEP IRA) would need to be held by the investor through one of these Financial Institutions to purchase a
                  Certificate.

    What is the process for buying a Certificate?     Initial Contribution

       23. The Company   s    asset composition requirements    are referenced
here. Please specify
           these requirements in the prospectus.

    How does the Certificate operate?     Prior to Lock-In Date

       24. The disclosure states that, apart from the specified restriction, a
Certificate Owner is    free
           to take whatever actions you wish with respect to your Covered Assets, so long as that is
     Jason L. Bradshaw
    May 24, 2021
    Page 5 of 14

           consistent with the terms of your Account and the Certificate. Please specify what actions would be consistent with these terms.

        25. Please bold the following sentence:    If you are not ready to
trigger the Lock-In Date, you
            should not take a Withdrawal.

        26. Please state prominently here that investors should avoid Withdrawals prior to Attained
            Age 60, as they will be treated as Excess Withdrawals.

    How does the Certificate operate?     Lock-In Date

        27. Please make the following changes in the second paragraph, and throughout the registration statement where substantially similar disclosure appears:

               a. Please revise the first sentence to read:    If the Covered
Asset Value were to drop
                  to zero, we will calculate a final Coverage Amount based on the applicable
                  Payment Percentage less 1%.

                        i. Please add this disclosure to the discussion in the section of the Summary
                           discussing    The Certificate.

               b. Please clarify in the disclosure, if accurate, that the language quoted above applies to the Core Coverage Plan, and that other coverage plans may have different applicable Coverage Amounts.

               c. Please specify the Coverage Amounts for the other Plans.

    How does the Certificate operate?     Excess Withdrawals

        28. The last sentence of the first paragraph states:    Excess
Withdrawals can reduce the
            Coverage Base and Coverage Amount on more than a dollar-for-dollar basis.

               a. Please provide cross-references here, on the cover page, and where Excess
                  Withdrawals are discussed, to the discussion of Excess Withdrawals on page 23.

               b. In the discussion of Excess Withdrawals on page 23, please disclose in more detail how Excess Withdrawals reduce the Coverage Base and Coverage Amount.

        29. In the third paragraph, and elsewhere, please clarify whether
incidental fees    are
            considered Inadvertent Partial Withdrawals (which require a Certificate Owner to provide notice and reimbursement to the Company as described in the registration statement), or whether incidental fees are not subject to these procedural requirements.




     Jason L. Bradshaw
    May 24, 2021
    Page 6 of 14

    How do I control my Covered Assets?

       30. The disclosure in this paragraph is substantially similar to the disclosure on page 1, under
           the heading    What is the process for buying a Certificate?
Investment Restrictions.
           Please consolidate these disclosures.

    What happens when I add money to the Covered Asset Pool?

       31. The first sentence states that    we expect Covered Asset Pool
allocations to be re-
           examined....    Please clarify here who would be performing such
re-examinations.

       32. Here, and everywhere in the prospectus where disclosure discusses the termination of the
           Certificate, please clarify, if true, that termination means that
the Company    will not
           make payments of any kind to the Certificate Owner, including the guaranteed lifetime withdrawal payments if the Covered Asset Pool Value were to drop to zero.

       33. The terms    RIA    and    TAMP    are undefined. Here, and
elsewhere, please define
           acronyms where they are first used.

    What are other important issues to consider?

       34. The third bullet reads:    We do not offer the Certificate in all
states.    Please specify here
           the states in which the Certificate is offered, or provide an internal cross-reference here to this information.

       35. The disclosure in the sixth, seventh and eighth bullets (i.e., You will begin paying the
           Subscription Fee       through    The longer you wait before
triggering the Lock-In
           Date      ) should be included on the cover page.

       36. In the sixth bullet, and elsewhere (including on the cover page), please also disclose the contingent nature of the benefit; e.g., withdrawals of the annual Coverage Amount prior to the Covered Asset Pool going to zero are taken from the
Certificate Owner   s Covered
           Asset Pool, and the chances of the Covered Asset Pool being reduced to zero and
           subsequently triggering the Company   s payment obligations under
the Certificate are
           minimal and may never occur.

       37. In the seventh bullet, the disclosure states:    We have designed
the Certificate to permit
           Withdrawals from your Covered Assets each Certificate Year that are less than or equal
           to the Coverage Amount.    Please clarify in the disclosure whether
  each Certificate
           Year    is accurate     i.e., other disclosure suggests that
Withdrawals would be permitted
           after Attained Age 60.

       38. In the ninth bullet, and elsewhere, please revise the disclosure in the fifth sentence from
              tell use when the change is to go into effect    to    tell us
when the change is to go into
           effect.
     Jason L. Bradshaw
    May 24, 2021
    Page 7 of 14

       39. The final bullet states:    If you choose to deduct the Advisory Fee
from the Covered Asset
           Pool, Your Subscription Fee will be higher.    Please briefly
summarize here why the
           Subscription Fee will be higher.

    Section 1     Summary (pages 4-9)

    The Certificate

       40. In the final paragraph of this subsection, please revise the
disclosure regarding    two key
           dates to keep in mind relevant to the operation of the Certificate to list the three important dates relevant to operation of the Certificate that are discussed on page 13
           under the heading    Description of the Certificate     Introduction
to the Certificate.

       41. Please add explicit disclosure here, and elsewhere, explaining what happens if Covered
           Asset Pool Value were to drop to zero before the Covered Person   s
Attained Age 60.

    Asset Allocation Requirements

       42. Please revise the bolded, final sentence of this paragraph. The sentence contains an incomplete parenthetical that obscures its meaning.

    Coverage Base

       43. Please clarify in this section and elsewhere, in plain English, that a reduction in Covered
           Asset Pool Value as of a Certificate Anniversary does not, by itself, reduce the Coverage
           Base (and why).

    Coverage Amount

       44. Please revise the Coverage Amount discussion in this subsection to incorporate the terms
           Coverage Base and Payment Percentage. For example, it would be helpful to clarify in the last paragraph of this subsection that, if the Covered Asset Pool Value does drop to
           zero, the    final Coverage Amount    (for purposes of SPIA
payments) would be calculated
           based on (i) the Coverage Base (which may not have dropped to zero) and (ii) the applicable Payment Percentage.

    Payment Percentage

       45. In the second paragraph after the table titled    Contract with
Joint Covered Persons,    there
           is a subparagraph (a) that appears to be incomplete. Please revise the disclosure accordingly. Further, if this disclosure is intended to apply to the CorePlus X Coverage
           Plan, please add that distinction.

       46. In the paragraph immediately preceding the table titled    Core Plus
X Coverage Plan
           Payment Percentage Adjustment,    please revise    the prior
Certificate    to read    the prior
           Certificate Year.
     Jason L. Bradshaw
    May 24, 2021
    Page 8 of 14

    Payment Percentage

       47. The disclosure summarizes Payment Percentages, including adjustments made based on the ten year Constant Maturity US Treasury Rate.

              a. The current, historically-low interest rate environment could have a significant effect on the differences between the Plans. For example, without significant interest rate increases, there is functionally very little difference between the Core
                 Plus X Plan and Core Plus Plan, though they carry different fees. Please add disclosure explaining the differences between the Plans in light of current interest rates.

              b. Please similarly add disclosure regarding the historically-low interest rate environment to the Risk Factors discussion in Section 2 of the prospectus.

    If Your Covered Asset Pool Drops to Zero

       48. The formulas presented in plain-text format in the bullets are difficult to follow. Please revise the formulas in the bullets here, and elsewhere, to clarify their operation. In particular, provide examples for the formulas, and set forth the fees for each Coverage
           Plan and Asset Allocation Tier.

       49. Please revise the first sentence of the penultimate paragraph of this subsection to remove the open parentheses. Please revise the first sentence of the penultimate paragraph of this
           subsection to read    where the amount used to fund the SPIA equals
the newly calculated
           Coverage Amount.

       50. Please make the final sentence of this subsection prominent, in bold
text:    If your
           Covered Asset Pool drops to zero due to an Excess Withdrawal, we will terminate your
           Certificate and no benefits will be paid.

    Excess Withdrawal

       51. The first sentence of the third paragraph of this subsection reads:
  Please note that a
           withdrawal qualifying as an Inadvertent Partial Withdrawal is not treated as a Withdrawal
           or an Excess Withdrawal.    Please add this carve-out from the
definition of Withdrawal in
           the Definitions section.

       52. The fourth paragraph does not describe the differences between Asset Based Pricing fees, on the one hand, and incidental trading fees (and other Financial Intermediary account fees) on the other. Please clarify, as these fees are treated differently under the terms of the Certificate.

    Subscription Fee

       53. Please provide an example to supplement the formula directly following the first paragraph of this subsection.
     Jason L. Bradshaw
    May 24, 2021
    Page 9 of 14

       54. Please provide an example to supplement the formula that follows the second full paragraph on page 9.

    Section 2     Risk Factors (pages 10-12)

    You may make Excess Withdrawals which will reduce, and may even terminate, the benefits available under the Certificate.

       55. Please make the second sentence of the first paragraph prominent in
bold text:    In
           addition, dividends and capital gains generated by the Covered Assets that are distributed to you (i.e., not automatically reinvested) are considered Withdrawals, and may contribute to an Excess Withdrawal.

       56. In the second paragraph, and elsewhere as applicable, please use the defined term
              Withdrawal    rather than    withdrawal    as appropriate.

    Your investments may experience a higher return if you are not subject to
the Certificate   s
    asset composition requirements.

       57. Please revise this subheading to read as follows:    Your
investments may experience a
           higher return if you were not subject to the Certificate   s asset
composition requirements.

       58. Please disclose here, and elsewhere as applicable (including the cover page, Summary, and Investment Restrictions, where discussed), that the Covered Asset Pool composition requirements are designed to minimize the risk to the Company that it will be required to pay lifetime benefits (i.e., the Coverage Amount) under the Certificate.

    We may cancel the Certificate, and make no payments of the Coverage Amount, if assets in your
    Account fail to meet the asset composition requirements, or if you do not provide us with information necessary to monitor the composition of your Covered Asset Pool.

       59. In the second sentence of this paragraph, please replace    nor
with    not.

    We may change the assets permissible under the Coverage, and you may have to transfer your assets or the Certificate will be terminated.

       60. Please disclose any restrictions, other than the requirement that the Company provide five
           Business Days    notice, on the Company   s ability to change the
requirements for the
           assets permitted in the Covered Asset Pool after the issuance of the Certificate.

    We may remove a Financial Institution from our list of approved Financial Institutions and you may have to move your Account to an approved Financial Institution or the Certificate may be terminated.

       61. Please disclose any restrictions on Certificate Owners    right to
move to another Financial
           Institution and any associated risks or costs of doing so.
     Jason L. Bradshaw
    May 24, 2021
    Page 10 of 14

    Your payment of the Subscription Fee and/or the Advisory Fee from a Qualified Account may have tax consequences and affect the benefits provided under your Certificate.

       62. In the first sentence of this section, and elsewhere, please supplement any mention of possible tax consequences with disclosure that such tax consequences may include a possible 10% federal tax penalty if taken when the Certificate
Holder is less than 59   .

       63. Please revise the last sentence of this subsection to state that investors should consult their plan administrators, tax advisors, and financial advisors before purchasing a
           Certificate.

    Section 3     Description of the Certificate (pages 12-26)

    Introduction to the Certificate

       64. The third paragraph states:    Under the Certificate, we agree that,
if you comply with the
           conditions of the Certificate, we will continue to pay the Coverage Amount to you even upon the Covered Asset Pool Value declining to zero.
              a. Please add disclosure here clarifying what this means (i.e., what it means to be paid the Coverage Amount).
              b. Please explain here, if accurate, that the payment may be via a SPIA.

    Coverage Plans

       65. In the third sentence of the first paragraph, please disclose, if accurate, under subpart (b), that an investor must also choose whether the Subscription Fee (in addition to the
           Advisory Fee) is to be deducted from the Covered Asset Pool or from some other source.

       66. The last sentence of the third paragraph reads:    After the
Certificate Date, you cannot
           change your Coverage Plan or Advisory Fee election.    Here and
elsewhere, if true, please
           clarify whether an Advisory Fee election can be modified, after the Certificate Date, to
           reflect an update to the owner   s Financial Institution in the
event that their previous
           institution becomes a Disapproved Financial Institution.

    CorePlus X Coverage Plan

       67. In the last sentence of second paragraph, underneath the table
titled    Core Plus X
           Coverage Plan Payment Percentage Adjustment,    there is a sentence
that reads:    Assume
           that the Covered Asset Pool Value drops to zero and the 10 Year US Treasury Constant
           Maturity Rate is 3.3%.    This disclosure appears incomplete. Please
add the example
           suggested by the sentence.

       68. In the final sentence of this subsection, please revise as follows:
  Upon issuing the SPIA
           is issued, your Certificate and all its terms (including the Subscription Fee) are terminated.
     Jason L. Bradshaw
    May 24, 2021
    Page 11 of 14


    Purchasing the Certificate

        69. In the third sentence of the fourth bullet point, please confirm
whether    qualified
            account    should be replaced with the defined term Qualified
Account. Further, confirm
            whether the ten-year age difference referenced in this sentence is only intended to be applicable to Qualified Accounts. If it is applicable to all accounts, please avoid referencing only Qualified Accounts.

    Coverage Amount

        70. The penultimate sentence of the first paragraph reads:
Withdrawals of the Coverage
            Amount are not treated as Excess Withdrawals.    If accurate,
please clarify that, for
            Qualified Accounts, Withdrawals to cover Required Minimum Distributions also are not treated as Excess Withdrawals.

        71. In the last sentence of the penultimate paragraph of this subsection, and elsewhere, please
            supplement the cross-reference to    Tax Considerations    with the
applicable section
            number.

    Calculation of the Coverage Amount ON the Lock-In Date

        72. Please add an example showing the effects of an Automatic Step-Up.

        73. In Example 6, please clarify what would happen in subsequent years.

        74. At the end of Example 8, please note that the Certificate Owner, if invested through a
            Qualified Account, may be subject to adverse tax consequences and a 10% federal tax penalty

    Covered Asset Transfers

        75. The disclosure states that it is an investor   s responsibility to
determine whether a
            Withdrawal qualifies as an Inadvertent Partial Withdrawal, requiring the investor to provide notice to the Company and return the Excess Withdrawal.
               a. Please explain whether the Company will provide notice of the amount of any
                   Excess Withdrawal to an investor (or the investor   s
registered investment advisor)
                   to provide the investor with the opportunity to cure and, if not, why.
               b. Please clarify the procedures an investor would need to follow to provide notice and remit an Excess Withdrawal.
     Jason L. Bradshaw
    May 24, 2021
    Page 12 of 14

    Subscription Fee

        76. In the first sentence of the second paragraph, and elsewhere, please note where discussing
            Subscription Fees that they are determined based on a Certificate
Owner   s Coverage Plan
            and their Asset Allocation Tier.

        77. In the second paragraph, the Subscription Fee is described as a quarterly billing of an annualized fee. Please clarify here, and elsewhere, when a change in a Certificate
            Owner   s Asset Allocation Tier would effect a change in the
calculation of accrued
            Subscription Fees (e.g., Subscription Fees are recalculated daily, quarterly, etc.).

    Certificate Eligibility and Ownership     Divorce     Divorces After the
Lock-In Date

        78. The second paragraph of this subsection discusses conditions applicable to divorces that occur both before and after the Lock-In Date. Accordingly, please move this paragraph
            into the more general discussion under the subheading    Divorce
on the preceding page.

    Certificate Eligibility and Ownership     Disapproved Financial Institution

       79. Please also disclose whether Certificate Owners have the right to move a Covered Asset
            Pool to another Financial Institution (i.e., even if their current Financial Institution has not become a Disapproved Financial Institution) and, if so, explain the procedures required to do so.

    Section 4     Investment Restrictions (pages 27-28)

    Covered Asset Pool Portfolio Rules     Allocation Drift in Restricted Asset
Allocation Portfolio

        80. Please explain how the Covered Asset Pool is separated from other assets an investor may have invested with their Financial Institution. If possible, consider clarifying this by revising the definition of Covered Asset Pool.

        81. In the final paragraph on page 28, below the table illustrating Asset Allocation Tiers, please update the website address with a valid hyperlink. These Asset Allocation Tiers should also be in the prospectus.

    Section 6     Tax Considerations (pages 29-35)

        82. Please confirm that the discussion reflects the currently effective provisions of the
            Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax
            Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement
            (SECURE) Act and American Rescue Plan, as applicable.




     Jason L. Bradshaw
    May 24, 2021
    Page 13 of 14

    Nonqualified Accounts     Treatment of a Certificate as an Annuity Contract

       83. The second sentence states:    We intend to treat a Certificate as
an annuity contract for
           federal income tax purposes.    The staff   s understanding of the
relevant IRS private letter
           rulings is that the Certificate does not qualify as an annuity until the Covered Asset Pool
           Value goes to zero and the company issues a SPIA to the Certificate Owner. Please revise the disclosure here, and elsewhere, to clarify (if true) that, prior to issuance of the SPIA, the Certificate is not an annuity for tax purposes (e.g., there is no tax deferral of earnings).

    Qualified Accounts     Tax on Certain Distributions Relating to Qualified
Accounts

       84. In the second paragraph, please confirm whether references to    age
70       need to be
           updated to    age 72.

    Section 8     Additional Information (pages 75-78)

    Electronic Account Information

       85. Please confirm that the website hyperlink will be updated by amendment.

    State Variations

       86. Please provide the Appendix regarding state variations referenced in this section for our review. We may have further comments upon reviewing your response.

    Experts

       87. The disclosure states that the audited financial statements are incorporated herein by
           reference    in the registration statement. Please remove the
reference to incorporation by
           reference, as the reports should be added by amendment to the registration statement.

       88. It is the staff   s understanding that the Company intends to rely
on the exemption provided
           by rule 12h-7 of the Securities Exchange Act of l934. If so, please add the required statement in the prospectus.

    Part II

       89. Please file the actual Underwriting and Distribution Agreement
rather than a    form of
           the agreement.

       90. Please file updated Powers of Attorney relating specifically to this registration statement.
           See Rule 483.

       91. Please hyperlink footnote 1 of Item 16, if the filing incorporated by reference is on
           EDGAR.
     Jason L. Bradshaw
    May 24, 2021
    Page 14 of 14

                                                ********
            Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

            Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.



Sincerely,

                                                                         /s/
Matthew Williams


Matthew Williams
                                                                         Senior
Counsel


    cc: Andrea Ottomanelli Magovern, Assistant Director
        Sally Samuel, Branch Chief